Mail Stop 0406


								April 8, 2005


Cynthia Allison
President
Willowtree Advisor, Inc.
1411 Hedgelawn Way
Raleigh, North Carolina  27615

	Re:    	Willowtree Advisor, Inc.
		Amendment No. 2 to Form SB-2
		Filed March 17, 2005
		File No. 333-117840

Dear Ms. Allison:

	We have reviewed your filing and have the following comments.

General
1. See prior comments 3 and 4. The company`s receipt of subscriptions subjects those assets to claims of creditors of the company and other risks. In view of these risks, we do not understand the basis of your unqualified statements that the proceeds will be returned, if the minimum is not sold within the required period. It appears creditors could prevent or delay a refund.
Why
is it consistent with Rule 10b-9 to state that there is an offering minimum and that the proceeds will be returned promptly, if creditors or other events could preclude the return of the subscriptions? Your filing should also indicate that funds obtained through personal checks will not be considered received for the purpose of satisfying the offering minimum until payment on such checks by the drawee bank occurs. Clarify who will determine whether the minimum amount has been received. If you do not intend to use an escrow account, your disclosure must detail your proposed procedures for collecting and administering the funds in the plan of distribution or an appropriate section of the prospectus. Describe all material risks to investors associated with the issuer`s receipt of those funds. Given the risks to subscribers associated with the lack of an escrow agent, we continue to believe that the cover page and prospectus summary should alert investors to the existence of uncertainty as whether the company will be able to refund the proceeds, if you do not reach the minimum in collected funds. Please ensure disclosure on these matters is complete and consistent throughout the prospectus.

Risk Factors
2. Provide prominent risk factor disclosure relating to the risks inherent in using an account controlled by the company for subscriptions. Please include a prominent risk factor advising shareholders that you may not be able to promptly refund subscriptions in the event that the minimum is not reached, as a result of the proposed placement of proceeds in an account controlled by the company that is subject to attachment by creditors or others in a position to assert rights with respect to those funds. That any creditor acquiring lien rights could prevent, delay or otherwise restrict the return of funds to investors is material information that should be included in an appropriately drafted risk factor.
3. See prior comment 6. Please understand that we are not offering
"conclusions" concerning your risk factors. We are merely providing examples of what might be the more immediate consequences associated with the risks you cite. The language you use to tailor your risk factors in compliance with the item requirements is yours to choose.
Clearly, having to suspend or cease operations is an ultimate risk of any business that fails; however, this language is not the type of narrowly tailored disclosure required under Item 503(c) of Regulation
S-K. That Item specifies that issuers should not present risks that could apply to any issuer or any offering. Further, the subheadings must adequately describe the risks that follow. As a general rule, your revised subheadings should work only in this prospectus. If they are readily transferable to other companies` offering documents, they are probably too generic. Please revise your risk factors in accordance with this guidance. See Updated Legal Bulletin No. 7 for examples applicable to risk factor headings.
4. See prior comment 15. Consistent with the above comment, please revise the subheading for risk factor no. 8 to eliminate the generic conclusion that the result of the risk is that you may suspend or cease operations and investors could lose their investment.
Please
tailor this risk factor, along with the others, to state what the more immediate risk to investors is of having filings relating to the company`s financial statements prepared by someone inexperienced in financial accounting.

Use of Proceeds
5. See prior comment 10. Consistent with your supplemental response and in connection with your use of the term "working capital," we suggest that you state explicitly that none of the proceeds raised will be used to extinguish your current debt obligations.

Management`s Discussion and Analysis

6. See prior comment 12. Revise Management`s Discussion and Analysis to include the information supplementally provided to the staff in your response. Further, based on your response it appears that Ms. Allison performed 1750 hours of work valued at $100/ hour during the period starting on June 16, 2004 and ending on June 30, 2004. Please clarify your response as this statement does not seem practicable.

Certain Transactions
7. See prior comment 17. Consistent with your response to prior comment 12 and the above comment, please expand the first paragraph under the heading "Certain Transactions" to state that you issued the
5,000,000 shares to your sole director in exchange for 1,750 hours of her services that you valued at $100 per hour. Item 404(a) of Regulation S-B requires that you describe the nature of the person`s interest in the transaction. The material terms of the transaction are important for shareholders to understand what services were rendered by management and how those services were valued.

Financial Statements

8. We note your response to previous comment No. 21. Tell us whether you are required to be registered to practice with the State of North
Carolina in order to perform an audit of a company whose headquarters and operations are located in that particular state.

Notes to the Financial Statements
Note 4 Stockholder`s Equity

9. Revise Note 4 to disclose the nature of the restrictions on the common stock issued to the sole officer and director of the Company.
We note the 30% discount applied in determining the per share price.




* * * * * * *



Closing

    As appropriate, please amend your registration statement and related periodic filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

    Please direct your questions or comments concerning matters related to the financial statements to Marc Thomas at 202-942-1792 or
Craig Wilson, Senior Assistant Chief Accountant, at 202-942-2949, Please address all other comments to Maryse Mills-Apenteng at 202-942-1861. If you require further assistance you may contact me at 202-942-1818, or Barbara C. Jacobs at 202-942-1800 in my absence.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:  	Via facsimile:  509-747-1770
      Conrad C. Lysiak, Esq.
      601 West First Avenue, Suite 503
      Spokane, Washington 99201






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Willowtree Advisor, Inc.
April 8, 2005
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